UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________________________ to _____________________

Commission file number: 1-16725

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Page 1 of 22
Exhibit Index - Page 21

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administration Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal
Select Savings Plan for Individual Field as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting
Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
We were not engaged to perform an audit of the Plan s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31,
2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. Such information is the responsibility of the Plan s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements,and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa
June 28, 2012

Page 2 of 22

                                                                       The Principal Select Savings Plan for Individual Field

                                                                           Statements of Net Assets Available for Benefits

		December 31,
	2011	2010
Assets
Investments at fair value:
Unallocated investment options:
Guaranteed interest accounts	$1,528,265	$2,057,440
Separate accounts of insurance company	109,561,477	134,737,861
Principal Financial Group, Inc. ESOP	11,643,226	20,219,564
Total invested assets at fair value	122,732,968	157,014,865

Receivables:
Contribution receivable from Principal Life Insurance
Company	114,470	126,678
Contributions receivable from participants	211,542	244,448
Notes receivable from participants	2,710,618	3,100,765
Total receivables	3,036,630	3,471,891
Net assets available for benefits	$ 125,769,598	$ 160,486,756

See accompanying notes.

                                                                                                      Page 3 of 22

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

		For the year ended
		December 31,
	2011	2010

Additions
Investment income:
Interest	$28,880	$47,382
Dividends	327,583	326,898
Net (depreciation) appreciation of investments	(3,919,815)	23,875,530
Total investment (loss) income	(3,563,352)	24,249,810

Interest income on notes receivable from participants	137,095	171,306

Contributions:
Principal Life Insurance Company	2,525,741	3,337,802
Employees	6,157,868	8,097,279
Transfers from affiliated and unaffiliated plans, net	-	1,171,071
Total contributions	8,683,609	12,606,152
Total additions	5,257,352	37,027,268

Deductions
Benefits paid to participants	15,891,725	17,191,049
Transfers to affiliated and unaffiliated plans, net	24,054,049
Administrative expenses	28,736	34,194
Total deductions	39,974,510	17,225,243
Net (decrease) increase	(34,717,158)	19,802,025

Net assets available for benefits at beginning of year	160,486,756	140,684,731
Net assets available for benefits at end of year	$ 125,769,598	$ 160,486,756

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies

Basis of Accounting

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are
maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (described in the Employee Retirement Income Security Act of 1974 (ERISA
401(b)) and separate accounts (described in ERISA 3(17)) of Principal Life Insurance Company
(Principal Life) . The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. Employee Stock Ownership
Plan (ESOP), which consists of common stock of Principal Financial Group, Inc. , the ultimate parent of Principal Life, is reported at fair value based on the quoted closing market price of the stock on the last business day of the Plan year.

These unallocated investment options are non-benefit-responsive and are valued at fair value.
The guaranteed interest accounts fair value is the amount Plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay plan benefits and the insurance company s administrative expenses. The separate accounts of insurance company represent contributions invested in pools of domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, all of which are valued at fair value.

Notes Receivable from Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

Page 5 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2011

1. Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and makes other amendments but does not require additional fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.
Adoption of the guidance is not expected to have a material effect on the Plan s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued authoritative guidance that requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance was effective for fiscal years ending after December 15, 2010, and was required to be applied retrospectively.

Page 6 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In January 2010, the FASB issued authoritative guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level
3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. This guidance was effective for reporting periods beginning after December 15, 2009, except for the requirement to present changes in Level 3 measurements on a gross basis, which was effective on January 1, 2011.
Since the guidance only affects fair value measurement disclosures, adoption of the guidance did not affect the Plan s net assets available for benefits or its changes in net assets available for benefits.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The
Plan is available to substantially all field management and agents holding a Career Agent
Contract from Principal Life (the Company) .

Information about the Plan agreement, eligibility, and benefit provisions is contained in the
Summary Plan Description. Copies of the Summary Plan Description are available from the
Benefit Administration Department or the Intranet. The Plan is subject to the provisions of
ERISA.

Contributions

On January 1, 2006, Principal Life made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement Plan and the
401(k) Plan and forgo receipt of the additional benefits offered by amendments to Principal
Life s 401(k) . The participants who elected to retain the prior benefit provisions are referred to as
Grandfathered Choice Participants.

Page 7 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Matching contributions for participants other than the Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from
6% to 8%.

Vesting

Participants are eligible for immediate entry into the Plan with vesting at 100% after three years.
The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred (except in the case of Roth deferrals) on the contributions until the funds are withdrawn from the Plan.

Forfeitures

Upon termination of employment participants forfeit their nonvested balances. Forfeited balances of terminated participants nonvested accounts are used to reduce Company contributions. At December 31, 2011 and 2010, forfeited nonvested account balances totaled
$5,795 and $10,665, respectively. In 2011 and 2010, employer contributions were reduced by
$354,772 and $364,643, respectively, from forfeited nonvested accounts.

Participant Loans

The Plan document provides for loans to active participants, which are considered a participant-
directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant s account shall share in the interest paid on the loan or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve Bank
Prime Loan rate at the time of the loan. The rate is set the day a loan is approved. The rate for the loans issued in 2011 and 2010 was 5.25%. The notes receivable balance was reduced by
$99,001 and $246,458 in 2011 and 2010, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

Page 8 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of
ERISA. In the event the Plan terminates, participants will become fully vested in their accounts.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated
February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue
Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan is required to operate in conformity with the terms of the Plan document and the Code to maintain its qualification. The
Benefit Plans Administration Committee (BPAC) and the Plan sponsor intend to operate the Plan in conformity with the provisions of the Plan document and the Code. BPAC and the Plan sponsor acknowledge that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, BPAC and the Plan sponsor represent that they will take the necessary steps to bring the Plan s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The IRS commenced examination of the Plan for 2008 in August 2010. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Page 9 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Investments

Contributions are invested in unallocated guaranteed interest accounts supported by the general account of insurance company (a pooled account invested primarily in fixed income securities having a range of maturities); in separate accounts of insurance company, the portfolios of which are primarily invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, as appropriate for each separate account;
and The Principal Financial Group, Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc. , the ultimate parent of Principal Life. Participants elect the investment(s) in which to have their contributions invested.

The following presents individual investments that represent 5% or more of the Plan s net assets available for benefits in 2011 and 2010. Principal Life is a party in interest with respect to these investments.

	December 31,
	2011	2010

Money Market Separate Account	$ 12,730,357	$12,300,927
Principal Financial Group, Inc. ESOP	11,643,226	20,219,564
Large-Cap Stock Index Separate Account	9,939,483	13,087,429
Diversified International Separate Account	8,383,383	12,176,973
Mid-Cap Blend Separate Account	8,244,157	8,762,768
U. S. Property Separate Account	8,152,084	*
International Emerging Markets Separate Account	7,884,165	13,278,081
Bond and Mortgage Separate Account	7,077,942	*

*Less than 5% of the fair value of net assets available for benefits at respective date.

Page 10 of 22

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

4. Investments (continued)

During 2011 and 2010, the Plan s investments that are related to Principal Life (depreciated)
appreciated in value by $(3,919,815) and $23,875,530, respectively, as follows:

	For the year ended
	December 31,
	2011	2010

Guaranteed interest accounts	$ 14,976	$ (5,396)
Separate accounts of insurance company	(498,752)	18,262,651
Principal Financial Group, Inc. ESOP	(3,436,039)	5,618,275
	$ (3,919,815)	$23,875,530

5. Fair Value of Financial Instruments

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price) . The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

" Level 1 Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

" Level 2 Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are separate accounts of insurance company and are reflected at the net asset value (NAV) price.

" Level 3 Fair values are based on significant unobservable inputs for the asset. Our
Level 3 assets are guaranteed interest accounts of the insurance company.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

Page 11 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2011.

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third-party, thus, the only option to exit the guaranteed interest accounts is to withdraw the funds prior to maturity. The fair value of the account is the value paid when funds are withdrawn prior to their maturity. The fair value of the guaranteed interest accounts is reflected in Level 3 and the valuation is based on the applicable interest rate. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value.

Separate Accounts of Insurance Company

This category is designed to deliver safety and stability by preserving principal and accumulating earnings. The NAV of each of the separate accounts is calculated in a manner consistent with
U. S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. As of December 31, 2011 all separate accounts are reflected in Level 2. Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying mutual funds or stock and of the underlying securities, which is based on quoted prices of similar assets, is used to determine the
NAV of the separate account which is not publicly quoted. There are currently no redemption restrictions on these investments.

Page 12 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

One separate account invests in real estate. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. In 2010, this was categorized as Level 3, as the fund had restrictions on redemption of
NAV at the measurement date. In 2011, the withdrawal limitations associated with this separate account were removed and the investments were being redeemed at NAV at the measurement date. Therefore, the fair value of the separate account is based on NAV and is considered a Level
2 asset in 2011.

Principal Financial Group, Inc. ESOP

The Principal Financial Group, Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc. , the ultimate parent of Principal Life, is reported at the closing quoted market price on the last business day of the Plan year and is reflected in Level 1.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below.

	As of December 31, 2011

	Assets Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3

Assets
Guaranteed interest accounts	$1,528,265	$-	$-	$1,528,265
Separate accounts of insurance
company:
Fixed income security	12,333,805	-	12,333,805	-
Lifetime balanced asset
allocation	14,602,100	-	14,602,100	-
Large U. S. equity	20,742,184	-	20,742,184	-
Small/Mid U. S. equity	23,436,762	-	23,436,762	-
International equity	16,267,548	-	16,267,548	-
Short-term fixed income	12,730,357	-	12,730,357	-
U. S. real estate	8,152,084	-	8,152,084	-
Other	1,296,637	-	1,296,637	-
Principal Financial Group, Inc.
ESOP	11,643,226	11,643,226	-	-
Total invested assets	$122,732,968	$11,643,226	$109,561,477	$1,528,265

Page 13 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

		As of December 31, 2010
	Assets Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$2,057,440	$-	$-	$2,057,440
Separate accounts of insurance
company:
Fixed income security	11,342,041	-	11,342,041	-
Lifetime balanced asset
allocation	18,932,254	-	18,932,254	-
Large U. S. equity	26,374,194	-	26,374,194	-
Small/Mid U. S. equity	30,542,215	-	30,542,215	-
International equity	25,455,054	-	25,455,054	-
Short-term fixed income	12,300,927		12,300,927
U. S. real estate	7,758,549	-	-	7,758,549
Other	2,032,627	-	2,032,627	-
Principal Financial Group, Inc.
ESOP	20,219,564	20,219,564	-	-
Total invested assets	$157,014,865	$20,219,564	$126,979,312	$9,815,989

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010, are as follows:

	For the year ended December 31, 2011							Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2011

		Total Realized/ Unrealized Appreciation (Depreciation)
							Ending Asset Balance as of December 31, 2011
						Transfers in (Out) of Level 3

			Purchases **	Sales**
Assets
Guaranteed interest accounts	$ 2,057,440	$43,857	$655,694	$(1,228,726)	$		$1,528,265	$14,976
U. S. real estate	7,758,549	-	-	-		(7,758,549)	-	-

Total	$ 9,815,989	$43,857	$655,694	$(1,228,726)	$(7,758,549)		$1,528,265	$14,976

Page 14 of 22

The Principal Select Savings Plan for Individual Field
Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

			For the year ended December 31, 2010				Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for

	Beginning Asset Balance as of January 1, 2010
		Total Realized/
						Ending Asset	Benefits
		Unrealized Appreciation			Transfers in	Balance as of	Relating to
					(Out) of	December 31, Positions Still
		(Depreciation) Purchases **		Sales**	Level 3	2010	Held

Assets
Guaranteed interest accounts	$ 2,915,965	$41,985	$ 1,112,948	$(2,013,458)	$ -	$2,057,440	$ (5,396)
U. S. real estate	8,133,174	1,173,728	1,734,387	(3,282,740)	-	7,758,549	1,424,248

Total	$ 11,049,139	$1,215,713	$ 2,847,335	$(5,296,198)	$ -	$9,815,989	$ 1,418,852

** Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant direction, benefits paid to participants, and administrative expenses.

6. Contingencies

Until March 25, 2011, the real estate separate account had a temporary withdrawal limitation related to past turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets over the last several years. The uncertain environment led to significantly increased requests for withdrawals. To allow for orderly administration and management benefiting all separate account investors, Principal Life implemented a pre-existing contractual limitation to delay withdrawal requests for the real estate separate account. Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals, were not subject to the withdrawal limitation. Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved, mainly via proceeds from sales of underlying properties, rents from tenants and new investor contributions. With the inception of the withdrawal limitation, all sources of cash were first used to satisfy cash requirements at the properties, meet debt maturities, maintain compliance with debt covenants and meet upcoming separate account obligations. Outstanding withdrawal requests were paid in multiple payments. Except for certain de minimis payments, payments were made proportionately among all other outstanding withdrawal requests, based upon available liquidity.
All withdrawals are being transacted at the NAV price at the date of distribution. The restriction had been in place since September 26, 2008, and ended on March 25, 2011.

Page 15 of 22

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

6. Contingencies (continued)

While the outcome of any future litigation or regulatory matter cannot be predicted, management does not believe that any future litigation or regulatory matter will have a material adverse effect on our net assets available for benefits. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net assets available for benefits in a particular year.

7. Related Party Transactions

In addition to the transactions with parties-in-interest discussed in Notes 2, 4 and 5, Principal
Life provides recordkeeping services to the Plan and receives fees, which are paid through revenue generated by Plan investments, for those services. These transactions are exempt from the prohibited transactions rules of ERISA. Principal Life may pay other Plan expenses from time to time.

8. Form 5500

Certain line items of net asset additions and deductions in the 2011 and 2010 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2011 and 2010.

Page 16 of 22

The Principal Select Savings Plan for Individual Field

EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i Schedule of Assets
(Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Current Value

Principal Life
Insurance Company*	Deposits in guaranteed interest accounts	$1,528,265

Principal Life	Deposits in insurance company Small-Cap Value II
Insurance Company*	Separate Account	1,588,083

Principal Life	Deposits in insurance company Money Market
Insurance Company*	Separate Account	12,730,357

Principal Life	Deposits in insurance company U. S. Property Separate
Insurance Company*	Account	8,152,084

Principal Life	Deposits in insurance company Bond and Mortgage
Insurance Company*	Separate Account	7,077,942

Principal Life	Deposits in insurance company Diversified
Insurance Company*	International Separate Account	8,383,383

Principal Life	Deposits in insurance company Governmental and
Insurance Company*	High Quality Bond Separate Account	3,109,126

Principal Life	Deposits in insurance company Mid-Cap Blend
Insurance Company*	Separate Account	8,244,157

Principal Life	Deposits in insurance company Large-Cap Stock Index
Insurance Company*	Separate Account	9,939,483

Principal Life	Deposits in insurance company Inflation Protection
Insurance Company*	Separate Account	2,146,737

Page 17 of 22

The Principal Select Savings Plan for Individual Field

EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Principal Life	Deposits in insurance company Partner Mid-Cap
Insurance Company*	Growth Separate Account	$4,435,168

Principal Life	Deposits in insurance company Small-Cap Stock Index
Insurance Company*	Separate Account	5,510,191

Principal Life	Deposits in insurance company Large Company
Insurance Company*	Growth Separate Account	3,413,526

Principal Life	Deposit in insurance company International Emerging
Insurance Company*	Markets Separate Account	7,884,165

Principal Life	Deposit in insurance company Principal Financial
Insurance Company*	Group, Inc. Stock Separate Account	1,296,637

Principal Life	Deposits in insurance company Equity Income
Insurance Company*	Separate Account	3,692,182

Principal Life	Deposits in insurance company Lifetime2010 Separate
Insurance Company*	Account	1,805,975

Principal Life	Deposits in insurance company Lifetime2020 Separate
Insurance Company*	Account	3,625,290

Principal Life	Deposits in insurance company Lifetime2030 Separate
Insurance Company*	Account	4,416,787

Principal Life	Deposits in insurance company Lifetime2040 Separate
Insurance Company*	Account	1,368,965

Page 18 of 22

The Principal Select Savings Plan for Individual Field

EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value

Principal Life	Deposits in insurance company Lifetime2050 Separate
Insurance Company*	Account	$ 1,680,083

Principal Life	Deposits in insurance company Large Company Value
Insurance Company*	Stock Separate Account	1,241,696

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Growth I Separate Account	2,455,297

Principal Life	Deposits in insurance company Lifetime Strategic
Insurance Company*	Income Separate Account	1,705,000

Principal Life	Deposits in insurance company Partner Small-Cap
Insurance Company*	Growth I Separate Account	3,659,163

Principal Financial	473,302 shares of Principal Financial Group, Inc.
Group, Inc. *	ESOP	11,643,226

Loans to participants*	Notes receivable from participants with interest rates
	ranging from 5.25% to 10.50%	2,710,618

		$ 125,443,586

*Indicates party in interest to the Plan.

Page 19 of 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The
Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 28, 2012	By	/s/ Tammy DeHaai
Tammy DeHaai Committee Member

Page 20 of 22

Exhibit Index

The following exhibit is filed herewith:
Page

23	Consent of Ernst & Young LLP	22

Page 21 of 22

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-
178510) pertaining to The Principal Select Savings Plan for Individual Field of Principal
Financial Group, Inc. of our report dated June 28, 2012, with respect to the financial statements and supplemental schedule of The Principal Select Savings Plan for Individual Field included in this Annual Report (Form 11-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Des Moines, Iowa
June 28, 2012

Page 22 of 22